UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _________________.

Commission file number :  001-12991

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BancorpSouth, Inc. 401(k) Profit-Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BancorpSouth, Inc.
One Mississippi Plaza
201 South Spring Street
Tupelo, Mississippi 38804

2936280.3

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN

Financial Statements and Supplemental Schedules

December 31, 2011 and 2010

(With Report of Independent Registered Public Accounting Firm)

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN

Report of Independent Registered Public Accounting Firm

The Retirement Committee of the Board of Directors
BancorpSouth, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the BancorpSouth, Inc. 401(k) Profit-Sharing Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ KPMG LLP

Memphis, Tennessee
June 27, 2012

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2011 and 2010
	2011	2010
Investments, at fair value:
Common stock of BancorpSouth, Inc.	$77,622,784	$106,414,910
Mutual funds	100,783,394	98,394,728
Common/collective trust fund	50,790,364	44,318,159
	229,196,542	249,127,797
Contributions receivable:
Employer – salary deferral match	237,411	301,967
Employer – profit-sharing	1,419,742	1,342,647

Notes receivable from participants	577,419	516,000
Accrued interest and dividends receivable	70,020	1,668,152
Cash	84,901	112,083
Net assets reflecting all investments at fair value	231,586,035	253,068,646
Adjustment from fair value to contract value for interest in common/collective trust fund relating to fully benefit-responsive investment contracts	(1,080,475)	(1,466,814)
Net assets available for plan benefits	$230,505,560	$251,601,832
See accompanying notes to financial statements.

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2011 and 2010
	2011	2010
Investment income (loss):
Net depreciation in investments	$(37,561,616)	$(35,927,272)
Interest and dividends	4,748,903	8,800,740
Total investment loss	(32,812,713)	(27,126,532)

Interest income from notes receivable from participants	21,744	25,536
Net investment and interest loss	(32,790,969)	(27,100,996)
Contributions:
Employer – salary deferral match	8,399,675	8,624,430
Employer – profit-sharing	1,419,742	1,342,647
Employee – salary deferral	13,638,898	13,393,924
Total contributions	23,458,315	23,361,001
Benefits paid to participants	(11,763,618)	(9,930,264)
Net decrease	(21,096,272)	(13,670,259)
Net assets available for plan benefits:
Beginning of year	251,601,832	265,272,091
End of year	$230,505,560	$251,601,832
See accompanying notes to financial statements.

BANCORPSOUTH, INC. 401(K) PROFIT-SHARING PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(1)	Description of Plan

The following description of the BancorpSouth, Inc. 401(k) Profit-Sharing Plan (the Plan), provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

(a)	General

The Plan was adopted by BancorpSouth, Inc. (the “Company”) effective January 1, 1984. It is a defined contribution retirement plan with two components–an employee stock ownership component and a profit sharing component with a 401(k) feature. Employees who have completed one year of service and attained the age of 18 are eligible to participate in the Plan with regards to elective deferrals and employer matching contributions. Employees who completed their first hour of service on or after January 1, 2006 and have attained the age of 21 are eligible to participate in the employer profit-sharing contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(b)	Contributions

Plan participants contribute to the Plan by electing to defer between 1% and 25% of their pretax annual compensation, in whole percentages, up to the maximum amount allowed by the Internal Revenue Code ($16,500 in 2011 and 2010). The Company matches 100% of amounts contributed by the participants to the Plan up to 5% of their annual compensation.  Beginning in 2006, the Company began making a profit-sharing contribution equaling 2% of each eligible employee’s compensation.  Only employees who are not eligible to participate in the Company’s defined benefit retirement plan are eligible for this profit-sharing contribution.  For all purposes, compensation is defined as all amounts paid to employees for services, but excluding extraordinary items such as moving expenses and bonuses.

Prior to January 1, 2007, the matching Company contribution was invested in common stock of the Company (nonparticipant-directed), while participant and profit-sharing contributions could be invested in common stock of the Company or in any of the other investment options available under the Plan. The Plan provided that after age 55 and ten years of service, a participant could, with some limitations, redirect the nonparticipant-directed investments in Company common stock to any of the other investment options.  Effective January 1, 2007, all participants may redirect the investment of funds invested in Company common stock and the prospective matching Company contribution into any of the other investment options.

(c)	Investment Programs

The investment programs of the Plan as of December 31, 2011 were as follows:  Federated Capital Preservation Fund; American Funds Europacific Growth Fund R4; American Funds Income Fund of America R4; DWS Dreman Small Cap Value Fund - A; Federated Kaufmann Fund Class A; Federated Total Return Bond Fund IS; Fidelity Advisor Short Fixed Income - A; Mutual  Global Discovery Fund A; Nationwide Investor Destination Moderate Conservative A;  Neuberger Berman Genesis Fund A;  Oppenheimer Global Fund A;  Royce Value Plus Service; T. Rowe Price Growth Stock Fund – Advisor;  T. Rowe Price Mid-Cap Growth Fund- Advisor; T. Rowe Price Retirement Income Fund – Advisor; T. Rowe Price Retirement 2010 Advisor; T. Rowe Price Retirement 2020 Advisor; T. Rowe Price Retirement 2030 Advisor; T. Rowe Price Retirement 2040 Advisor; T. Rowe

  (Continued)

                                                                                                (Continued)

BANCORPSOUTH, INC. 401(K) PROFIT-SHARING PLAN

Notes to Financial Statements

December 31, 2011 and 2010

Price Retirement 2050 Advisor; Vanguard 500 Index Signal; Vanguard Mid Cap Index Fund Signal; Vanguard Selected Value Fund Investor; and Van Kampen Growth & Income Fund A.  The investment options also include common stock of the Company.

(d)	Administration

The Plan is administered by a committee appointed by the board of directors of the Company (the “plan administrator”). The plan administrator is responsible for general administration of the Plan and interpretation and execution of the Plan’s provisions. BancorpSouth Bank is the Plan trustee.

(e)	Participants’ Accounts

Separate accounts are maintained for each participant. All amounts contributed by the participant, together with earnings or losses thereon, are maintained in an “employee deferral account.” Matching amounts contributed by the Company are maintained in a separate “employer contribution account,” together with earnings or losses thereon. Profit-sharing contributions contributed by the Company are maintained in a “profit-sharing account” together with earnings or losses thereon.

(f)	Notes Receivable from Participants

Participants may borrow from their employee deferral and employer contribution accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at commercially reasonable rates as determined under the Plan. At December 31, 2011, interest rates on outstanding participant loans ranged from 4.25% to 9.25% with maturity dates ranging from February 11, 2012 to November 30, 2016.

(g)	Vesting

Both the employee deferral and employer contribution accounts are 100% vested and nonforfeitable at all times. The profit-sharing account is vested after three years of service.

(h)	Payment of Benefits

Upon termination of service, death or permanent disability, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or proportionate monthly installments over a period not to exceed 15 years. For non-spouse beneficiaries, the monthly benefits cannot be paid over a period longer than a participant’s life expectancy or for more than five years following his or her death. For distributions from a participant’s holdings of Company common stock, the participant may elect to receive common stock of  the Company or cash equal to the fair value of the common stock that otherwise would have been distributed. In addition, a participant may elect to receive a distribution of cash dividends that are paid on the Company common stock allocated to the participant’s account in the Plan.

(i)	Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(Continued)

BANCORPSOUTH, INC. 401(K) PROFIT-SHARING PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(j)	Expenses

Administrative expenses of the Plan are paid directly or reimbursed to the Plan by the Company, which is the Plan sponsor.

(k)	Forfeited Accounts

At December 31, 2011, forfeited non-vested profit-sharing accounts totaled $84,891.  These accounts will be used to reduce future profit-sharing contributions.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting with the exception of benefit payments, which are recorded when paid.

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946-210, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, requires the Statement of Net Assets Available for Plan Benefits to present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for any directly-held or indirectly-held fully benefit-responsive investment contracts. The Statements of Changes in Net Assets Available for Plan Benefits are prepared on a contract value basis for the fully benefit-responsive investment contracts.

(b)	Investments

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Quoted market prices are used to value the investments in mutual funds and Company common stock.

The interest in the common/collective trust fund is presented at fair value on the Statements of Net Assets Available for Plan Benefits, which is based upon its reported net asset value. The fair value of the guaranteed investment contracts is determined by discounting the expected cash flows based on current market interest rates of similar instruments with comparable durations. The fair value of the synthetic guaranteed investment contracts is determined by the fair value of the underlying assets. An adjustment is then made on the Statements of Net Assets Available for Plan Benefits to reconcile the interest in the common/collective trust fund from fair value to contract value because its underlying investments consist of guaranteed investment contracts that are fully benefit-responsive, which is equal to the value of deposits plus interest accrued at the contract rate, less withdrawals. As provided in relevant accounting pronouncements, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

(c)	Notes Receivable from Participants

Notes receivable from participants are recorded at amortized cost, which is equal to the unpaid principal balance and any accrued interest.

(Continued)

BANCORPSOUTH, INC. 401(K) PROFIT-SHARING PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(d)	Payment of Benefits

Benefits are recorded when paid.

(e)	Income Taxes

The Plan is exempt from federal income taxes in accordance with the provisions of the Internal Revenue Code of 1986, as amended (“IRC”), pursuant to a favorable determination letter from the Internal Revenue Service, dated February 20, 2011.  The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements. Amounts contributed by the Company are not taxed to the participant until a distribution from the Plan is received.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan Administrator has confirmed that there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

(f)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the period. Actual results could differ from those estimates.

(g)	Adoption of New Accounting Standard

In January 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-06 which amends Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances and settlements relating to Level 3 measurements and clarification of existing fair value disclosures.  The Plan adopted the new guidance in its December 31, 2011 and 2010 financial statements.

In September 2010, the FASB issued ASU No. 2010-25 clarifying the classification and measurement of participant loans by defined contribution pension plans.  That guidance requires that participant loans be classified as notes receivable from participants and measured at their unpaid principal balance, plus any accrued but unpaid interest.  The Plan has adopted this guidance in its December 31, 2011 and 2010 financial statements and has reported participant loans of $577,419 and $516,000, respectively, as notes receivable from participants.  Net assets of the Plan were not affected by the adoption of this new guidance.

(Continued)

BANCORPSOUTH, INC. 401(K) PROFIT-SHARING PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(3)	Investments

The following investments represent 5% or more of the Plan’s net assets available for plan benefits:

	December 31
	2011	2010
Common Stock of Bancorp South, Inc.	$77,622,784	$106,414,910
Federated Capital Preservation Fund, at contract value	49,709,889	42,851,345
Federated Total Return Bond Fund IS	18,632,265	19,230,424

The Plan’s investments, including investments bought, sold and held during the year appreciated (depreciated) in value during the years ended December 31, 2011 and 2010, respectively, as follows:

	2011	2010
Net appreciation (depreciation) in investments
Mutual funds	$(4,418,918)	$6,605,185
Common stock of Bancorp South, Inc.	(33,142,698)	(42,532,457)
Net appreciation (depreciation) in investments	$(37,561,616)	$(35,927,272)

Dividend income earned from the investment in Company common stock, a party-in-interest and a related party, was $947,774 and $5,634,917 for the years ended December 31, 2011 and 2010, respectively.

As of June 26, 2012 the fair value of the investments held by the Plan as of December 31, 2011 had increased approximately 10% including a 25% increase in the Company’s common stock.

(4)	Fair Value Measurements

    FASB ASC Topic 820, Fair Value Measurements (“ASC Topic 820”), establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The following table sets forth by level, within the ASC Topic 820 fair value hierarchy, the Plan’s investments at fair value as of December 31, 2011 and 2010:

                  (Continued)

BANCORPSOUTH, INC. 401(K) PROFIT-SHARING PLAN

Notes to Financial Statements

December 31, 2011 and 2010

	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Asset Allocation	$12,369,173	-	-	$12,369,173
Balanced	8,075,244	-	-	8,075,244
Bond	20,905,526	-	-	20,905,526
International	9,358,148	-	-	9,358,148
Large Cap	25,111,035	-	-	25,111,035
Mid Cap	15,539,967	-	-	15,539,967
Small Cap	9,424,301	-	-	9,424,301
Total Mutual funds	100,783,394	-	-	100,783,394
Common stock of BancorpSouth, Inc.	77,622,784	-	-	77,622,784
Common/collective trust fund	-	$50,790,364	-	50,790,364
Total investements at fair value	$178,406,178	$50,790,364	-	$229,196,542

	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
Asset Allocation	$10,265,926	-	-	$10,265,926
Balanced	7,605,292	-	-	7,605,292
Bond	21,021,172	-	-	21,021,172
International	10,121,314	-	-	10,121,314
Large Cap	24,662,990	-	-	24,662,990
Mid Cap	15,596,246	-	-	15,596,246
Small Cap	9,121,788	-	-	9,121,788
Total Mutual funds	98,394,728	-	-	$98,394,728
Common stock of BancorpSouth, Inc.	106,414,910	-	-	106,414,910
Common/collective trust fund	-	$44,318,159	-	44,318,159
Total investements at fair value	$204,809,638	$44,318,159	-	$249,127,797

Fair values are determined based on valuation techniques categorized as follows: Level 1 means the use of quoted prices for identical instruments in active markets; Level 2 means the use of quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; and Level 3 means the use of unobservable inputs.

See Note 2(b), Investments, for information regarding the methods used to determine the fair value of the Plan’s investments.  These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the plan administrator believes the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(Continued)

                                                                         (Continued)

BANCORPSOUTH, INC. 401(K) PROFIT-SHARING PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(5)	Reconciliation Between Financial Statement Amounts and Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 filed for 2010 and the Form 5500 expected to be filed for 2011:

	December 31,
	2011	2010
Net assets available for plan benefits per the financial statements	$230,505,560	$251,601,832
Amounts allocated to withdrawing participants	(1,959,434)	(1,432,167)
Net assets available for plan benefits per Form 5500	$228,546,126	$250,169,665

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 filed for 2010 and the Form 5500 expected to be filed for 2011:

	2011	2010
Benefits paid to participants per the financial statements	$11,763,618	$9,930,264
Add amounts allocated to withdrawing participants at end of year	1,959,434	1,432,167
Less amounts allocated to withdrawing participants at beginning of year	(1,432,167)	(56,629)
Benefits paid to participants per Form 5500	$12,290,885	$11,305,802

(6)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Because of the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

(7)	Subsequent Events

    Beginning in 2006, the Company began making a profit-sharing contribution equaling 2% of each eligible employee’s compensation.  The 2% profit sharing contribution was established in place of the BancorpSouth, Inc.
    Retirement Plan (the Retirement Plan) for employees hired after January 1, 2006 if they met the eligibility requirements.  Effective January 1, 2012, the 2% profit-sharing contribution was eliminated and no further contributions will be made. Those participants affected will transition from the 2.0% profit sharing contribution plan to the cash balance formula of the Retirement Plan.

BANCORPSOUTH, INC. AMENDED AND RESTATED
SALARY DEFERRAL –
PROFIT SHARING EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2011

		Par/number			Current
Issuer	Description	of shares	Interest rate	Maturity	value
BancorpSouth, Inc.*	Common stock	7,043,810			$77,622,784
Federated Capital Preservation Fund	Common/collective trust - stable value fund	4,970,989			49,709,889
American Funds Europacific Growth Fund R4	Mutual fund	156,183			5,396,136
American Funds Income Fund of America R4	Mutual fund	235,407			3,940,714
DWS Dreman Small Cap Value Fund - A	Mutual fund	97,645			3,157,835
Federated Total Return Bond Fund IS	Mutual fund	1,651,797			18,632,265
Federated Kaufmann Fund Class A	Mutual fund	199,887			929,475
Fidelity Advisor Short Fixed Income - A	Mutual fund	246,024			2,273,260
Mutual Global Discovery Fund A	Mutual fund	112,431			3,051,373
Nationwide Inv Destinations Mod Con A	Mutual fund	417,629			4,134,529
Neuberger Berman Genesis Fund A	Mutual fund	52,874			1,748,527
Oppenheimer Global Fund A	Mutual fund	16,851			910,639
Royce Value Plus Service	Mutual fund	376,495			4,517,940
T. Rowe Price Growth Stock Fund - Adv	Mutual fund	351,467			11,074,716
T. Rowe Price Mid-Cap Growth Fund-Adv	Mutual fund	215,857			11,164,132
T. Rowe Price Retirement Income Fund	Mutual fund	64,807			839,251
T. Rowe Price Retirement 2010 Adv	Mutual fund	162,164			2,425,978
T. Rowe Price Retirement 2020 Adv	Mutual fund	249,042			3,939,853
T. Rowe Price Retirement 2030 Adv	Mutual fund	161,978			2,662,923
T. Rowe Price Retirement 2040 Adv	Mutual fund	109,716			1,807,029
T. Rowe Price Retirement 2050 Adv	Mutual fund	75,450			694,140
Vanguard 500 Index Signal	Mutual fund	51,438			4,920,055
Vanguard Mid Cap Index Fund Signal	Mutual fund	73,564			2,069,357
Vanguard Selected Value Fund Inv	Mutual fund	74,072			1,377,003
Van Kampen Growth & Income Fund A	Mutual fund	490,914			9,116,264
Participant loans*	Notes Receivable to Participants	—	4.25 – 9.25%	Feburary 11, 2012 –
				November 30, 2016	577,419
					$228,693,486
* BancorpSouth, Inc. and participants in the Plan are parties-in-interest to the Plan.
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BancorpSouth, Inc. 401(k) Profit-Sharing Plan

	By:	BancorpSouth, Inc.
June 27, 2012

	By:	/s/ William L. Malone
William L. Malone, First Vice President and
Trust Officer

EXHIBIT INDEX

23.1           Consent of KPMG LLP, Independent Registered Public Accounting Firm